July 18, 2018

Xiangdong Guo
Deputy General Manager and Company Secretary
Guangshen Railway Company Limited
No. 1052 Heping Road
Luohu District
Shenzhen
People's Republic of China
518010

       Re: Guangshen Railway Company Limited
           Form 20-F for the Year Ended December 31, 2017
           Filed April 26, 2018
           File No. 001-14362

Dear Mr. Guo:

        We issued comments to you on the above captioned filing on June 26, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 30, 2018.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.



                                                             Division of
Corporation Finance
                                                             Office of
Transportation and Leisure